UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                Vector Group Ltd.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    112525100
                                 (CUSIP Number)

                       Marc Weitzen, Esq., General Counsel
                 Icahn Associates Corp. and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 21, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 6)

CUSIP No. 112525100

1        NAME OF REPORTING PERSON
                         High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                        6,427,959 (See Item 5)

         8        SHARED VOTING POWER
                                0

         9        SOLE DISPOSITIVE POWER
                        6,427,959 (See Item 5)

         10       SHARED DISPOSITIVE POWER
                               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        6,427,959 (See Item 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           21.5%

14       TYPE OF REPORTING PERSON*
                           PN
                                        2

                                  SCHEDULE 13D
                                (Amendment No. 6)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                        6,427,959 (See Item 5)

         9        SOLE DISPOSITIVE POWER
                                0

         10       SHARED DISPOSITIVE POWER
                        6,427,959 (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        6,427,959 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           21.5%

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D
                                (Amendment No. 6)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                               0

         8        SHARED VOTING POWER
                        6,427,959 (See Item 5)

         9        SOLE DISPOSITIVE POWER
                                0

         10       SHARED DISPOSITIVE POWER
                        6,427,959 (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        6,427,959 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           21.5%

14       TYPE OF REPORTING PERSON*
                           IN
                                        4

                                  SCHEDULE 13D
                                (Amendment No. 6)
CUSIP No. 11252100

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                          12,548

         8        SHARED VOTING POWER
                               0

         9        SOLE DISPOSITIVE POWER
                          12,548

         10       SHARED DISPOSITIVE POWER
                               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          12,548

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           .042%

14       TYPE OF REPORTING PERSON*
         IN

                                  SCHEDULE 13D
                                (Amendment No. 6)

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on January 28, 1998, by the Registrants, as amended on October 7, 1998, April 28, 2000, May 16, 2001 and May 31, 2001 and July 3, 2001, relating to the common shares, $0.10 par value (the "Shares"), of Vector Group Ltd. (f/k/a Brooke Group Ltd.) (the "Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 1,500,000 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $48,000,000. The source of funding for the purchase of these Shares was the general working capital of High River.

Item 5.  Interest in Securities of the Issuer

          (a) and (c) Registrants advised the Issuer that it was negotiating to purchase additional Shares. On August 21, 2001, Registrants were informed by Issuer that on August 20, 2001, the Board of Directors of the Issuer adopted the resolution attached hereto as Exhibit 1. Registrants reserve the right to maintain that, pursuant to Section 203 of the Delaware General Corporation Law, such resolution is unnecessary as a result of the resolution adopted by Issuer's Board of Directors on June 29, 2001, a copy of which was previously filed herewith. On August 21, 2001 Registrants purchased 1,500,000 Shares at a price of $32.00 per Share in a transaction effected without a broker. Assuming conversion of the Notes into 547,481 Shares, Registrants may be deemed to beneficially own, in the aggregate, 6,440,507 Shares representing approximately 21.5% of the Issuer's outstanding Shares (based upon the 29,382,796 Shares stated to be outstanding as of August 13, 2001 by the Issuer in the Issuer's Form 10-Q for the Quarterly Period Ended June 30, 2001, and the Shares to be issued upon conversion of the Notes).

         (b) High River has sole voting power and sole dispositive power with regard to 6,427,959 Shares. Barberry has shared voting power and shared dispositive power with regard to 6,427,959 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 6,427,959 Shares. Gail Golden has sole voting power and sole dispositive power with regard to 12,548 Shares.

         Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Item 7.  Material to be Filed as Exhibits

1. Resolutions of Board of Directors of Vector Group Ltd. adopted on August 20, 2001.


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2001


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP,
         General Partner


         By:    /s/  Edward E. Mattner
                Name: Edward E. Mattner
                Title: Authorized Signatory


BARBERRY CORP.


By:  /s/  Edward E. Mattner
     Name:  Edward E. Mattner
     Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


/s/ Gail Golden
GAIL GOLDEN

 [Signature Page of Amendment No. 6 to Schedule 13D with respect to Vector Group
                                      Ltd.]

                                   EXHIBIT 1

         WHEREAS, High River Limited Partnership ("High River"), an investment entity owned by Carl C. Icahn, has advised the Corporation that High River and its affiliates presently beneficially own approximately 4,940,507 shares of the Corporation's common stock, representing approximately 16.5% of the Corporation's common stock;

         WHEREAS, on June 29, 2001, the Board of Directors of the Corporation, for the purposes of Section 203 of the Delaware General Corporation Law ("Section 203"), approved the purchase by High River and/or its affiliates of additional shares of common stock in the open market and the purchase of the Corporation's 6.25% Convertible Subordinated Notes due 2008 (the "Convertible Notes"), either directly from the Jefferies & Company, Inc., as Initial Purchaser, or in the open market, such that the total number of shares of common stock purchased and the shares of the common stock issuable upon conversion of the Convertible Notes purchased will not exceed 1,500,000 shares of the common stock in the aggregate (the "Initial Transaction");

         WHEREAS, High River has further advised the Corporation that High River and/or its affiliates have purchased a total of 1,297,481 shares of common stock (including shares issuable upon conversion of Convertible Notes) as part of the Initial Transaction and desire to purchase an additional 1,500,000 shares of common stock in the open market;

         WHEREAS, the Board of Directors of the Corporation desires to permit High River and/or its affiliates to purchase the additional 1,500,000 shares of the common stock, without becoming restricted by Section 203, by modifying the terms of the Initial Transaction so that an aggregate of 2,797,481 shares of common stock (including shares issuable upon conversion of Convertible Notes) will be contemplated thereby (the Initial Transaction as so modified, the "Transaction"); and

         WHEREAS, assuming completion of the Transaction, High River and/or its affiliates would beneficially own approximately 6,440,507 shares of common stock, representing approximately 21.5% of the Corporation's common stock;

         NOW, THEREFORE, BE IT:

         RESOLVED, that the Board of Directors of the Corporation, for the purposes of Section 203, hereby approves the Transaction which will result in High River and its affiliates becoming an interested stockholder for the purposes of Section 203.